UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Omar M. Asali
President
Harbinger Group Inc.
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 5

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,111,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,111,293
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,111,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84763R101	Page 2 of 5

Item 1. Security and Issuer.

This Amendment No. 13 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011, Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012, Amendment No. 7 to Schedule 13D filed by the undersigned on February 9, 2012, Amendment No. 8 to Schedule 13D filed by the undersigned on March 14, 2012, Amendment No. 9 to Schedule 13D filed by the undersigned on April 5, 2012, Amendment No. 10 to Schedule 13D filed by the undersigned on October 26, 2012, Amendment No. 11 to Schedule 13D filed by the undersigned on March 21, 2013 and Amendment No. 12 to Schedule 13D filed by the undersigned on June 7, 2013  (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3001 Deming Way, Middleton, Wisconsin 53562.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI” or the “Reporting Person”). The Shares reported in this Schedule 13D are beneficially owned by HGI. Certain of the Shares reported herein are held in the name of HGI Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HGI (“HGI Funding”) and may be held by one or more wholly−owned subsidiaries of HGI in the future from time to time. The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Person, the “HGI Persons”). HGI is a holding company with its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022.

(d) None of the HGI Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the HGI Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 does not include information with respect to Mr. Philip A. Falcone because such person has resigned his position with the Reporting Person effective as of December 1, 2014. In addition, the Reporting Person has determined that the Shares owned by David Maura and Tyler Kolarik may no longer be deemed as owned by the Reporting Person and, as a result, this Item 2 does not include information with respect to Mr. Maura and Mr. Kolarik. As a result, each such person may no longer be deemed to own five percent or more of the outstanding Shares as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

As reported in Item 5 below, HGI paid an aggregate of $15,271,176 to acquire 168,107 Shares on November 26, 2014 and December 2, 2014. The funds used for the purchase of the Shares were derived from general working capital.

CUSIP No. 84763R101	Page 3 of 5

Item 4.   Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

References to percentage ownerships of Shares in this Schedule 13D are based upon the 52,671,108 Shares stated to be outstanding as of November 19, 2014 by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2014 filed with the SEC on November 21, 2014.  Messrs. Maura and Kolarik own Shares directly, and as a result of their employment arrangements with HGI they may be deemed to be members of a “group” with HGI and HGI Funding for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the Shares owned by HGI and HGI Funding. Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 31,111,293 shares of Issuer common stock, constituting 59.1% of the outstanding shares of Issuer common stock.

HGI has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 31,111,293 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 31,111,293 shares of Issuer common stock.

(c) In a series of private transactions, HGI acquired 74,923 Shares on November 26, 2014 at a price of $89.75 per Share and 93,184 Shares on December 2, 2014 at a price of $91.72 per Share. Other than as described above, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

(e) See Item 2 above.

CUSIP No. 84763R101	Page 4 of 5

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit V:	Joint Filing Agreement

CUSIP No. 84763R101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.

By:	/s/ Omar M. Asali
Name: Omar M. Asali
Title: President

/s/ Philip A. Falcone
Philip A. Falcone

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

December 3, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Exhibit V
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER GROUP INC.

By:	/s/ Omar M. Asali
Name: Omar M. Asali
Title: President

/s/ Philip A. Falcone
Philip A. Falcone

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

December 3, 2014

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Omar M. Asali	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director and President
Joseph S. Steinberg	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director & Chairman of the Board of HGI
Thomas A. Williams	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Executive Vice President and Chief Financial Officer
David M. Maura	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Executive Vice President & Director
Michael Sena	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Senior Vice President and Chief Accounting Officer
Frank Ianna	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Gerald Luterman	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Eugene I. Davis	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew Whittaker	c/o Harbinger Group Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director